

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2020

Corey Fishman
President and Chief Executive Officer
Iterum Therapeutics plc
200 South Wacker Drive, Suite 2550
Chicago, IL 60606

Re: Iterum Therapeutics plc
      Amendment No. 2 to Registration Statement on Form S-1
      Response dated May 21, 2020
      File No. 333-237326

Dear Mr. Fishman:

      We have reviewed your May 21, 2020 response to our comment letter and have the following comment.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 14, 2020 letter.

Response Dated May 21, 2020

General

1.   We note your response to prior comment 1. To assist in our understanding and analysis of your response, please supplementally furnish the Indenture and any other applicable governing documents pertaining to the intra-group loan arrangement between the Company and Iterum Bermuda.

You may contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Brian A. Johnson, Esq.